Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

(Unaudited)

	Fiscal Year Ended March 31,					Three Months Ended June 30, 2003
	1999	2000	2001	2002	2003
Fixed Charges:
Interest expense	$18,015	$20,282	$24,589	$28,332	$30,454	$8,415
Interest capitalized during period	167	—	185	150	318	200
Amortization of financing costs	457	478	986	2,543	3,086	819
Interest portion of rental expense	2,391	2,605	2,586	2,280	2,896	832

Total fixed charges	$21,030	$23,365	$28,346	$33,305	$36,754	$10,266

Earnings:
Income/(loss) from continuing operations before income taxes and minority interest (1)	$20,192	$1,065	$(98,158)	$25,035	$3,095	$1,001
Fixed charges per above	21,030	23,365	28,346	33,305	36,754	10,266
Less interest capitalized during the period	(167)	—	(185)	(150)	(318)	(200)
Current period amortization of interest capitalized in prior periods	27	60	36	62	92	15

Earnings/(deficiency) in earnings	$41,082	$24,490	$(69,961)	$58,252	$39,622	$11,082

Ratio of earnings to fixed charges (2)	1.95	1.05	—	1.75	1.08	1.08
Ratio of deficiency in earnings to fixed charges (2)	—	—	(2.47)	—	—	—

(1)	The gain on the early extinguishment of debt in the fiscal year ended March 31, 2001 was reclassified from an extraordinary item to earnings from continuing operations before taxes to conform to the provisions of FAS 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.

(2)	For purposes of this calculation, earnings/(deficiency) in earnings are defined as income/(loss) before provision for income taxes and minority interest plus fixed charges. Fixed charges include interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense which management believes is representative of the interest factor of rent expense (approximately one-third of rent expense).